EXHIBIT 99.1

NEWS RELEASE

Contact:	Robert Raynor
Director, Investor Relations
(714) 773-7620

Beckman Coulter Announces Additional Details on Financing for Its Proposed

Acquisition of Biosite Incorporated

FULLERTON, CA, April 2, 2007 – Beckman Coulter, Inc. (NYSE: BEC) announced today additional details regarding its financing strategy for the proposed acquisition of Biosite Incorporated (NASDAQ: BSTE). On March 25, 2007, Beckman Coulter announced it had entered into a definitive merger agreement with Biosite under which Beckman Coulter will acquire all of Biosite’s outstanding common stock in a cash tender offer of $85.00 per share, or approximately $1.55 billion on a fully diluted share basis. Financing for the transaction has been fully committed by Morgan Stanley and Citigroup.

Upon the change of control, all of Biosite’s stock options will vest, and are expected to be converted into Beckman Coulter stock options with an equivalent value. This non-cash portion of the transaction represents about $200 million of the purchase price.

Charlie Slacik, Beckman Coulter’s Senior Vice President and Chief Financial Officer, stated, “We plan to put our permanent financing for the Biosite acquisition in place soon after the closing of the tender offer. We expect that about half of the permanent financing will consist of convertible notes with the balance of the purchase price composed of straight debt. In order to counter the dilutive effect of the converted stock options, we will consider re-purchasing up to $200 million of Beckman Coulter common stock in conjunction with the issuance of convertible notes. Our permanent financing plans, including any re-purchase of Beckman Coulter stock, are subject to the approval of Beckman Coulter’s Board of Directors.”

Further details about the financing will be provided following the close of the cash tender offer.

About Beckman Coulter

Beckman Coulter, Inc. based in Fullerton, California, develops, manufacturers and markets products that simplify, automate and innovate complex biomedical tests. More than 200,000 Beckman Coulter systems operate in laboratories around the world supplying critical information for improving patient health and reducing the cost of care. Recurring revenues consisting of supplies, test kits, service and operating-type lease payments represent more than 75 percent of the company’s 2006 annual sales of $2.5 billion. For more information, visit www.beckmancoulter.com.

About Biosite

Biosite Incorporated is a leading bio-medical company commercializing proteomics discoveries for the advancement of medical diagnosis. The company’s products contribute to improvements in medical care by aiding physicians in the diagnosis of critical diseases and health conditions. The Biosite Triage® rapid diagnostic tests are used in more than 70 percent of U.S. hospitals and in more than 60 international markets. Information on Biosite can be found at www.biosite.com.

Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the total cost of Beckman Coulter’s acquisition of Biosite, the nature and amount of the permanent financing, and the value of outstanding Biosite stock options. These statements are based on current expectations, forecasts and assumptions. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, some of which may be beyond Beckman Coulter’s control. Among other things, these factors include the risk that Beckman Coulter will need to increase the amount offered for Biosite’s outstanding shares, that Beckman Coulter will not be able to obtain permanent financing in the form or at the rates anticipated by the Company, and that the actual number or value of the outstanding Biosite stock options will be different than anticipated. Beckman Coulter disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Biosite and does not constitute an offer to sell or buy any other securities. The tender offer for the shares of Biosite has not commenced. Shareholders of Biosite are urged to read the relevant tender offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Beckman Coulter and its acquisition subsidiary will file tender offer materials with the U.S. Securities and Exchange Commission (SEC) and Biosite will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Biosite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of these documents will also be available from the Information Agent that will be retained by Beckman Coulter in connection with the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Beckman Coulter and Biosite file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Beckman Coulter and Biosite at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Beckman Coulter’s and Biosite’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.